UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3/A

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

DYNEX CAPITAL, INC.

(Name of applicant)

4551 Cox Road, Suite 300

Glen Allen, Virginia 23060

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
9.50 % Senior Notes due 2007	Up to a maximum aggregate principal amount of $40,000,000

Approximate date of the proposed public offering:

As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service:

STEPHEN J. BENEDETTI, CHIEF FINANCIAL OFFICER

DYNEX CAPITAL, INC.

4551 COX ROAD, SUITE 300

GLEN ALLEN, VIRGINIA 23060

(804) 217-5800

COPY TO:

JAMES J. WHEATON, ESQUIRE

TROUTMAN SANDERS LLP

2222 CENTRAL PARK AVE, SUITE 2000

VIRGINIA BEACH, VIRGINIA 23462

(757) 687-7719

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

EXPLANATORY NOTE

This Amendment No. 1 to Application for Qualification of Indenture on Form T-3, which amends the Application for Qualification of Indenture on Form T-3 filed by Dynex Capital, Inc., a Virginia corporation (the “Company”), on January 28, 2004, is being filed solely for the purposes of (1) amending the cover page set forth above, (2) filing the execution copy of the Indenture, which is attached as an exhibit hereto, and (3) amending the list of exhibits to this Application for Qualification of Indenture on Form T-3 set forth below.

Contents of Application for Qualification. This amendment to Application for Qualification comprises –

(a)	Pages numbered 1 to 4, consecutively;

(b)	The statement of eligibility and qualification of Wachovia Bank, National Association, as trustee, on Form T-1 (previously filed at the end of the Company’s Form T-3 filed January 28, 2004) under the indenture to be qualified; and

(c)	The following attached as exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the trustee:

Exhibit T3A

(i)	Articles of Incorporation of the Registrant, as amended, effective as of February 2, 1988 (incorporated by reference to Exhibit 4.9 to the Company’s Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-10783) filed March 21, 1997)

(ii)	Amendment to the Articles of Incorporation, effective December 29, 1989 (incorporated by reference to Exhibit 4.10 to the Company’s Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-10783) filed March 21, 1997)

(iii)	Amendment to the Articles of Incorporation, effective October 19, 1992 (incorporated by reference to Exhibit 4.2 of the Company’s Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-10783) filed March 21, 1997)

(iv)	Amendment to the Articles of Incorporation, effective August 17, 1992 (incorporated by reference to Exhibit 4.11 to the Company’s Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-10783) filed March 21, 1997)

(v)	Amendment to Articles of Incorporation, effective June 27, 1995 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (No. 000-20507), dated June 26, 1995)

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(vi	)	Amendment to Articles of Incorporation, effective October 23, 1995 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (No. 000-20507), dated October 19, 1995)

(vii	)	Amendment to the Articles of Incorporation, effective October 9, 1996 (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K (No. 001-09819), filed October 15, 1996)

(viii	)	Amendment to the Articles of Incorporation, effective October 10, 1996 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (No. 001-09819), filed October 15, 1996)

(ix	)	Amendment to Articles of Incorporation, effective April 25, 1997 (incorporated by reference to Exhibit 3.10 to the Company’s Quarterly Report on Form 10-Q (No. 001-09819) for the quarter ended March 31, 1997)

(x	)	Amendment to Articles of Incorporation, effective May 5, 1997 (incorporated by reference to Exhibit 3.11 to the Company’s Quarterly Report on Form 10-Q (No. 001-09819) for the quarter ended March 31, 1997)

(xi	)	Amendment to Articles of Incorporation, effective June 17, 1998 (incorporated by reference to Exhibit T3A(xi) to the Company’s Application for Qualification of Indentures on Form T-3 (No. 022-28657) filed January 9, 2003)

(xii	)	Amendment to Articles of Incorporation, effective August 2, 1999 (incorporated by reference to Exhibit T3A(xii) to the Company’s Application for Qualification of Indentures on Form T-3 (No. 022-28657) filed January 9, 2003)

Exhibit T3B		Amended Bylaws of the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 1992, as amended)

Exhibit T3C		Execution copy of Indenture between the Company and Wachovia Bank, National Association as Trustee, dated as of April 1, 2004 (filed herewith)

Exhibit T3D		Not applicable.

Exhibit T3E

(i	)	Offering Circular (incorporated by reference to Exhibit (a)(1)(A) to the Company’s joint Schedule TO-I/A and Schedule 13E-3/A (No. 005-41043) filed March 29, 2004)

(ii	)	Series A Preferred Stock Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Company’s joint Schedule TO-I/A and Schedule 13E-3/A (No. 005-41043) filed March 29, 2004)

(iii	)	Series B Preferred Stock Letter of Transmittal (same as Exhibit T3E(ii) above)

(iv	)	Series C Preferred Stock Letter of Transmittal (same as Exhibit T3E(ii) above)

(v	)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Company’s joint Schedule TO-I/A and Schedule 13E-3/A (No. 005-41043) filed March 29, 2004)

(vi	)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Company’s joint Schedule TO-I/A and Schedule 13E-3/A (No. 005-41043) filed March 29, 2004)

(vii	)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Company’s joint Schedule TO-I/A and Schedule 13E-3/A (No. 005-41043) filed March 29, 2004)

(viii	)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Company’s joint Schedule TO-I/A and Schedule 13E-3/A (No. 005-41043) filed March 29, 2004)

Exhibit T3F		Cross Reference Sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Act (included in Exhibit T3C hereof)

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Dynex Capital, Inc., a corporation organized and existing under the laws of Virginia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Richmond and State of Virginia, on the 13th day of May, 2004.

(SEAL)	DYNEX CAPITAL, INC.

	By:	/s/ Stephen J. Benedetti

	Name:	Stephen J. Benedetti
	Title:	Executive Vice President and Chief Financial Officer and Secretary

Attest:	/s/ Kevin Sciuk

Name:	Kevin Sciuk

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